EXHIBIT 20

To Our Shareholders

It is a pleasure to report to you that our solid financial track record continued in 2019, as Farmers & Merchants Bancorp produced net income of $56,036,000, up 23.1% over 2018.  Earnings per share were $71.18, up from $56.82 the year before.  Key financial ratios for 2019 were exceptional including return on average assets of 1.61% and return on average equity of 16.77%.  Loan portfolio performance and operational efficiency ratios also remained strong.  Based on the record profits, cash dividends per share of common stock were increased for the 54th consecutive year to $14.20.  The strong 2019 results enabled Farmers & Merchants Bank to remain the only commercial bank in California to receive the “Five Star” national rating from BauerFinancial for 29 consecutive years of strength and profitability.

While 2019 was a record performance year for your Company, we are particularly proud of the Company’s consistent success over the past couple of decades and the substantial returns you have received on your investment in Farmers & Merchants Bancorp.  The annual total shareholder return over the past 22 years has averaged 13.50% per year.  All of us at the Bank remain committed to your Company’s continued prosperity.

Farmers & Merchants Bancorp’s historic profits in 2019 were also the result of several ongoing key strategic initiatives.  Our continuing focus on developing new business and delivering excellent customer service helped grow total deposits to $3.3 billion, up $215.2 million, or 7.0% over 2018.  Importantly, lower cost checking account balances continued to grow and at year-end 2019 they represent a favorable 53.85% of total deposits.  Our team also helped grow total loans outstanding to $2.7 billion, an increase of $101.8 million, or 4.0%.  Total assets expanded 8.37% to $3.72 billion.  Your Company’s loan portfolio performed exceptionally well in 2019.  For the second consecutive year-end, no loans were on non-accrual and “Other Real Estate Owned” totaled a modest $873,000.  At December 31, 2019, the Company’s Texas Ratio was favorable at only 0.21%.  The total Risk Based Capital ratio continues to strengthen and exceeded Regulatory Guidelines at 12.36%, up from 11.40% at the end of 2018.

The events surrounding COVID-19 have surfaced since the beginning of 2020.  For many years, your management team has maintained a Pandemic Flu Contingency Plan and recently revised this enterprise-wide plan to specifically address the potential challenges of COVID-19.  Education and protection of our highly-skilled team members is already underway.  Providing support for our communities and customers, as well as ensuring business continuity are cornerstones of our Pandemic Plan.

At this current moment, the self-directed slowdown in the economy in order to fight the spread of COVID-19 could likely result in a significant recession which could last a year or more. Fortunately, we remain confident that our long-term strategy of focusing a large segment of our business on agribusiness and the production, processing and distribution of food supplies will somewhat buffer the Company from changes in the economic environment in California, the United States and globally. Please keep in mind the global population was just over 2.5 billion in 1950, is presently over 7.7 billion and is projected to increase to 9.0 billion by 2040, just 20 years from now. Demand for high quality, protein rich food will continue to grow in the future and California’s Great Central Valley is a leading agricultural supplier of many important products.

We can all rest assured that California farmers and processors are excellent stewards of the land, water resources and overall environment.  We are confident that the high integrity, entrepreneurial and common sense attributes of our agri-business families in California will competently address any future challenges.

Despite the recent market disruptions from COVID-19, we remain optimistic about Farmers & Merchants Bancorp’s long-term future and have several new initiatives underway to further propel our growth.  Significant remodels of our Turlock Geer Road and Galt Main branches have commenced.  Both have been designed using our new architectural motif.  As has been the case with other remodeled branches, we anticipate these investments will accelerate the growth rate of two key branches.

EXHIBIT 20

I am proud to report that our recent strategic initiatives, expanding into the Bay Area and offering equipment leasing products, continued to help drive profits in 2019.  Our successful expansion into the contiguous East Bay has opened up a new market and is assisting with our enterprise risk management by diversifying Company assets across a greater geographical area and number of industries.  Equipment leasing has afforded the Company tax advantages, along with the opportunity to better serve our clients’ needs.  Both investments are profitable and expected to make material contributions to the Company’s success in the future.

The Bank’s new Napa branch, opened in 2018, continues to grow and provide opportunities to enhance our position in the California wine industry.  Similar to our 2016 acquisition of Delta National Bank, our acquisition of the Bank of Rio Vista at the end of 2018 has increased our serving area and client base.  All three investments expanded the Company’s footprint into contiguous markets which are exceeding our forecasts.  Importantly, growth opportunities exist in each market.

During 2019, we opened a new in-store branch in Lockeford, California, which has surpassed forecast.  In addition, we acquired two future branch locations in Walnut Creek and Oakland.  The new Oakland branch will be in Montclair Village and is scheduled to open in 2021.  The Montclair location gives us a physical presence in Alameda County; a new contiguous market with favorable competitive landscape and tremendous economic fundamentals.  Our acquisition of the former Target garden center in Walnut Creek will provide us with a key location to build our East Bay flagship office.  We anticipate completing construction and moving into this facility in late 2022.

As always, our employees deserve recognition for their dedication and hard work this past year.  Their focus on delivering the highest quality customer service played a major role in the creation of shareholder value in 2019.  On behalf of the Directors and employees at Farmers & Merchants Bancorp, thank you once again for your confidence and support.

/s/ Kent A. Steinwert

Kent A. Steinwert
Chairman of the Board,
President & Chief Executive Officer